Maple X, Inc.

1333 West Loop South, Suite 910

Houston, TX 77027

September 4, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington DC 20549

Re:	Maple X, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-11
Originally Filed April 8, 2022
Amendment No. 3 to Form S-11 filed August 24, 2023
File No. 333-264195

Dear Sirs:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Maple X, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-11 (File No. 333-264195) initially filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2022, together with all exhibits and amendments thereto (the “Registration Statement”), with such application for withdrawal to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has decided to withdraw the Registration Statement because the Company has determined at this time not to proceed with the offering due to market conditions. The undersigned represents that no securities were sold in connection with the registered offering.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement.

Sincerely,

/s/ Itiel Kaplan
Itiel Kaplan
Chief Executive Officer

VIA EDGAR